UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02038232

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

The National Grid Group plc
Exact Name of registrant as specified in charter

0001004315
Registrant CIK Number

RECD S.E.C.
JUN 7 - 2002
1086

Form U-1
Electronic report, schedule or registration statement of which the document are a part (give period of report)

70-10067
SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

PROCESSED
JUN 14 2002
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2002

National Grid Group plc

By: [signature]
Kirk Ramsauer
Deputy General Counsel
National Grid USA

Exhibit Index

Exhibit	
C-1	Corporate Chart of National Grid Transco plc Post-Merger

DC 213165

EXHIBIT C-1

BEFORE


National Grid Group
Intermediate Companies
National Grid USA
Operating Companies
National Grid Holdings One plc
National Grid Holdings Limited ("FUCO")
National Grid Company
Joint Ventures & Subsidiaries

AFTER


National Grid Group
Intermediate Companies
National Grid USA
Operating Companies
National Grid Holdings One plc
National Grid Holdings Limited ("FUCO")
Lattice ("FUCO")
National Grid Company
Joint Ventures & Subsidiaries
Transco